

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



DIVISION OF
CORPORATION FINANCE


03017297

NO ACT
P.E 1-7-03
1-16129

March 10, 2003

George C. Tung
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA 92614-8557

Act _____ 1934
Section _____
Rule _____ 14A-8
Public _____ 3/10/2003
Availability _____

Re: Fluor Corporation
        Incoming letter dated January 7, 2003

Dear Mr. Tung:

This is in response to your letters dated January 7, 2003 and January 16, 2003 concerning the shareholder proposal submitted to Fluor by the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 1 4 2003
THOMSON
FINANCIAL

Enclosures

cc: Jerry J. O'Connor
        Trustee
        Trust for the International Brotherhood of
        Electrical Workers' Pension Benefit Fund
        1125 Fifteenth St. N.W.
        Washington, DC 20005

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gtung@gibsondunn.com

January 7, 2003

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Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: *Stockholder Proposal of the Trust for the International Brotherhood of*
> *Electrical Workers' Pension Benefit Fund*
> *Securities Exchange Act of 1934 — Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Fluor Corporation ("Fluor"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal (the "Fund Proposal") and statement in support thereof (the "Supporting Statement") received from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Fund Proposal and the Supporting Statement, which Fluor received on November 26, 2002, are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Fluor's intention to omit the Fund Proposal and its Supporting Statement from the 2003 Proxy Materials. Fluor presently expects to file its definitive 2003 Proxy Materials on or after March 29, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Fluor files its definitive 2003 Proxy Materials with the Commission.

GIBSON, DUNN & CRUTCHER LLP

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 7, 2003
Page 2

We believe that the Fund Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(9), because the Fund Proposal directly conflicts with a proposal to be submitted by Fluor at its 2003 Annual Meeting;

2. Rule 14a-8(i)(7), because the Fund Proposal concerns Fluor's ordinary business operations; and

3. Rule 14a-8(i)(3), because the Fund Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

We understand that, in *Tyco International, Inc.* (avail. Dec. 16, 2002), the Staff determined that a similar stockholder proposal was not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3). For the reasons addressed below, we hereby request that the Staff reconsider this position in light of substantial Staff precedent holding that proposals containing specific criteria and details, like the Fund Proposal, are excludable even if they relate to significant policy issues.

THE FUND PROPOSAL

The Fund Proposal requests that Fluor's Board of Directors:

"[A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level."

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Fund Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials on the bases set forth below.

GIBSON, DUNN & CRUTCHER LLP

BASES FOR EXCLUSION

1.   **The Fund Proposal directly conflicts with a proposal to be submitted by Fluor at its 2003 Annual Meeting. Accordingly, Fluor may exclude the Fund Proposal and the Supporting Statement pursuant to Rule 14a-8(i)(9).**

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018 (May 21, 1998), n.27) (the "1998 Release").

At its 2003 Annual Meeting, Fluor's Board of Directors intends to submit to Fluor's stockholders a proposal (the "Fluor Proposal") to approve and adopt a new employee equity incentive plan (the "New Plan"). The New Plan, which will be described in more detail in the 2003 Proxy Materials, will replace Fluor's existing stock option plans: the Fluor Corporation 2000 Executive Performance Incentive Plan and 2001 Key Employee Performance Incentive Plan. The New Plan will provide for various types of equity incentive awards, including stock option grants and restricted stock awards. Participants in the New Plan will be selected by Fluor's Compensation Committee (the "Committee") and are expected to include Fluor's senior executives and other key employees. The Committee will be responsible for administering the New Plan and the New Plan will provide the Committee with flexibility in setting the terms, conditions and restrictions of the equity incentive awards, including the exercise price of stock options and any performance-based criteria that must be satisfied prior to the granting, vesting or exercise of any equity incentive award. The New Plan will not restrict the Committee's ability to grant equity incentive awards that are not indexed or linked to an industry peer group stock performance index, as required by the Fund Proposal.

The Fund Proposal, on the other hand, proposes that Fluor's Board of Directors adopt a policy whereby all future stock option grants to senior executives will be linked to an industry peer group index. Because the Fund Proposal attempts to restrict the type of equity incentive awards that may be granted, whereas the Fluor Proposal does not, there is potential for conflicting outcomes if Fluor stockholders consider and adopt both the Fund Proposal and the Fluor Proposal.

The Staff has consistently permitted the exclusion of stockholder proposals prohibiting or restricting equity incentive awards, including stock option grants, pursuant to Rule 14a-8(i)(9) when the proposals directly conflict with an equity plan proposal to be submitted by the company at the same meeting. *See First Niagara Fin. Group, Inc.* (avail. Mar. 7, 2002) (allowing exclusion under Rule 14a-8(i)(9) of a proposal requesting the company to consider

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Office of Chief Counsel
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Securities and Exchange Commission
January 7, 2003
Page 4

replacing a stock option plan with cash bonuses to be submitted at the same meeting where the company intended to submit to its shareholders a new stock option plan); and *Eastman Kodak Co.* (avail. Feb. 1, 1999, recon. Mar. 1, 1999) (allowing exclusion under Rule 14a-8(i)(9) of a proposal requesting the discontinuance of all bonuses, options, rights and SARs after termination because the company intended to submit a proposal to approve a long-term compensation plan at the same meeting).

As in the above situations, the Fund Proposal will restrict the type and nature of equity incentive awards that may be granted by Fluor. The Fluor Proposal will not. Because of this direct conflict between the Fund Proposal and the Fluor Proposal, inclusion of both proposals in the 2003 Proxy Materials would present alternative and conflicting decisions for Fluor's stockholders and create the potential for inconsistent and ambiguous results if both the Fund Proposal and the Fluor Proposal were approved. For example, under the New Plan, the Committee will be permitted to grant stock options with exercise prices equal to the fair market value of Fluor common stock on the date of grant. The Fund Proposal, however, mandates that the stock option exercise price be linked to an industry peer group index. The limitation imposed by the Fund Proposal directly conflicts with the discretion granted to the Committee under the New Plan in the Fluor Proposal and, if both proposals were approved, neither the Committee nor Fluor's stockholders would be in a position to clearly understand how both proposals would be implemented. The Staff has consistently permitted the exclusion of conflicting stockholder proposals in order to avoid this potential for inconsistent and ambiguous results. *See Phillips-Van Heusen Corp.* (avail. Apr. 21, 2000) (allowing exclusion of a stockholder proposal limiting director incentive plans that conflicted with the company's proposal to adopt incentive plans because it would present "alternative and conflicting decisions for shareholders" and, if approved, could lead to "inconsistent and ambiguous" results); *Unicom Corp.* (avail. Feb. 14, 2000) (allowing exclusion of a proposal mandating the company to reject a proposed merger that conflicted with a company proposal to approve such merger); and *PepsiCo, Inc.* (avail. Jan. 13, 2000) (a proposal affecting nominees for directorships could be excluded under Rule 14a-8(i)(9)).

Unlike the Fund Proposal, the Fluor Proposal contemplates the adoption of an employee equity incentive plan which will provide the Committee discretion to grant equity incentive awards that are not necessarily linked to a peer group index. Both the Fund Proposal and the Fluor Proposal will require action to be taken at the 2003 Annual Meeting. If both the Fund Proposal and the Fluor Proposal are included in the 2003 Proxy Materials and if both are approved, Fluor would be presented with an inconsistent and ambiguous mandate from the stockholders. Therefore, because a direct conflict exists between the Fund Proposal and the Fluor Proposal, the Fund Proposal is properly excludable under Rule 14a-8(i)(9).

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Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 7, 2003
Page 5

2. **The Fund Proposal micro-manages Fluor's operations under the "ordinary business" rule. Accordingly, Fluor may exclude the Fund Proposal and the Supporting Statement pursuant to Rule 14a-8(i)(7).**

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the "ordinary business" exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.,* significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

> The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The 1998 Release.

The Staff consistently permits the exclusion of stockholder proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. This principle is required under the Commission's analysis in the 1998 Release recognizing that stockholder proposals that seek to micro-manage a company's operations are a distinct type of proposal excludable under Rule 14a-8(i)(7), separate and apart from whether a proposal's subject matter implicates significant social policy issues. *See* the 1998 Release. As discussed in more detail below, the Staff has recognized micro-management as a separate basis for exclusion under Rule 14a-8(i)(7) in a variety of contexts that touched significant policy issues, including in the context of corporate policies on environmental issues, charitable contributions and corporate finance policies. *See, e.g., E.I. du Pont de Nemours* (avail. Feb. 13, 1990) (granting no-action relief where environmental proposal required the *implementation of*

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Securities and Exchange Commission
January 7, 2003
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specific reclamation and monitoring procedures in the conduct of uranium milling and disposal activities) (emphasis added).

For example, this distinction can be found in the context of reviewing proposals addressing significant environmental issues where the Staff has concurred that a company may exclude proposals that go beyond the particular policy issue and interfere with a company's ability to make complex judgments by mandating specific procedures, essentially micro-managing a company. The 1998 Release cited *Roosevelt v. E.I. du Pont de Nemours & Company*, 958 F.2d 416 (D.C. Cir. 1992), where the Court of Appeals, with Ruth Bader Ginsburg, Circuit Judge, authoring the opinion, affirmed the District Court's decision in favor of the Staff's position granting no-action relief under Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)). The Court noted that du Pont had undertaken to eliminate the products in question by year-end 1995 and pledged to do so sooner if "possible." The Court specifically stated, "[i]n these circumstances, we conclude that what is at stake is the 'implementation of a policy,' 'the timing for an agreed-upon action,' *see* Brief of the Securities and Exchange Commission, Amicus Curiae, at 31, and we therefore hold *the target date for the phase out is a matter excludable under Rule 14a-8(c)(7)*." 958 F.2d at 428 (D.C. Cir. 1992) (emphasis added). *See also E.I. du Pont de Nemours* (avail. Feb. 13, 1990) (granting no-action relief where environmental proposal required the implementation of specific reclamation and monitoring procedures in the conduct of uranium milling and disposal activities) (emphasis added); *E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (permitting the exclusion of a stockholder proposal based on micro-management that addressed the phase-out of certain chemicals and development of a program on research and marketing substitutes and noting that "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the [c]ompany's ordinary business operations."); *Pacific Telesis Group* (avail. Feb. 21, 1990) (granting no-action relief where environmental proposal required certain detailed steps with respect to operating matters); *compare Columbia/HCA Healthcare Corp.* (avail. Mar. 20, 1999) *with Time Warner Inc.* (avail. Feb. 19, 1997). In the same manner, although the Fund Proposal submitted here touches upon a policy matter, it is excludable because it micro-manages Fluor's operations by dictating minute details for implementing performance-based compensation programs.

Furthermore, notwithstanding the fact that a company's charitable contribution policy involves a policy matter that is "extraordinary in nature and beyond [a] [c]ompany's ordinary business operations," the Staff permits the omission of stockholder proposals that seek to micro-manage a company by requiring the company to contribute, or not contribute, to specific charitable donees. *See AT&T Corp* (avail. Feb. 17, 2000) (requiring the inclusion of a proposal broadly dealing with charitable contributions because it "involve[d] a matter of basic corporate policy, which is extraordinary in nature and beyond the [c]ompany's ordinary business operations," and distinguishing such a proposal from those that "pertain to a particular type of

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January 7, 2003
Page 7

charitable organization"). *See also Pacific Gas & Electric Co.* (avail. Jan. 22, 1997) (permitting exclusion of a stockholder proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans.") and *Minnesota Mining and Manufacturing Co.* (avail. Jan. 3, 1996) (permitting exclusion of a stockholder proposal requesting the company to make charitable or political contributions to organizations or campaigns promoting certain causes). However, the Staff generally does not grant no-action relief on ordinary business grounds where stockholder proposals broadly address the policy issue of whether or not a company should make charitable contributions. *See, e.g., General Mills, Inc.* (avail. June 25, 1998) and *Aluminum Co. of America* (avail. Dec. 19, 1997) (stockholder proposals requesting that companies refrain from making any charitable contributions).

Likewise, the Staff has held that stockholder proposals generally involving political contributions are not excludable as ordinary business, while proposals requesting additional disclosure on charitable contributions in annual reports on Form 10-K and other periodic reports are excludable under Rule 14a-8(i)(7). *Compare SBC Communications, Inc.* (avail. Feb. 8, 1998) (proposal requesting stockholder approval of any political contribution in excess of $10,000) *with ConAgra Foods, Inc.* (avail. June 10, 1998) (where the Staff noted "[w]hile the subject-matter of political contributions does not necessarily involve matters relating to the [c]ompany's ordinary business operations, we note in particular that the proposal would if implemented require the [c]ompany to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."). Similarly, the distinction should be maintained between those stockholder proposals that generally deal with executive compensation (such as those requiring stockholder approval of executive equity compensation plans), which we recognize as falling outside of Rule 14a-8(i)(7)[1], and those that micro-manage the company by advocating specific executive compensation programs (such as the Fund Proposal).

The Staff also has drawn the distinction between proposals that micro-manage and those that deal more broadly with the policy issue of stock repurchases. The Staff has refused to permit the exclusion of some proposals that deal generally with stock repurchases. *See, e.g., Ford Motor Co.* (avail. Mar. 29, 2000) (denying no-action relief where a proposal requested that the board obtain shareholder approval prior to implementing any stock repurchases, since it

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[1] *See, e.g., First Energy Corp.* (avail. Feb. 27, 2001) (refusing to grant no-action relief under Rule 14a-8(i)(7) for a general policy-oriented stockholder proposal requesting the establishment of what the proposal described in general terms as a "performance-based senior executive compensation system for the five mostly highly paid members of management").

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involved "a matter of basic corporate policy, rather than the specific terms and conditions of a stock repurchase plan or its implementation") and *North Fork Bancorporation* (avail. Mar. 12, 1991) (denying no-action relief where a proposal requested that the company consider repurchasing shares when considering the acquisition of another company if the market price of its common shares is below stated book value, because "decisions regarding the repurchase of the [c]ompany's common stock under the circumstances outlined in the proposal involve policy matters that are beyond the conduct of the [c]ompany's ordinary business operations"). Despite its recognition that proposals concerning stock repurchases involve significant policy issues, the Staff has permitted the exclusion of a such proposals when they are so particular that they micro-manage a company. *See, e.g., Ford Motor Co.* (avail. Mar. 26, 1999) (concurring in the company's view that a proposal to require that the company not repurchase stock except under particular circumstances was excludable because it would limit the company's ability to decide if and under what circumstances it should repurchase stock) and *Clothestime, Inc.* (avail. Mar. 13, 1991) (permitting exclusion of a "specific program, including the terms and conditions, for the [c]ompany to repurchase [common stock]," because "although the repurchase of common stock may involve a matter of policy, questions concerning the terms and conditions of such transactions, such as those presented under this proposal, involve decisions that relate to the ordinary business operations of the [c]ompany"). The Fund Proposal is analogous to stock-repurchase proposals that have been deemed excludable, because it goes beyond advocating performance-based compensation and mandates a very specific type of performance-based compensation.

The Fund Proposal is an example of a stockholder proposal that, although touching upon executive compensation, does not relate to a significant policy issue and instead seeks to impermissibly micro-manage a company by addressing the implementation of specific procedures similar to the proposal in *E.I. du Pont de Nemours* (avail. Feb. 13, 1990). Specifically, the Fund Proposal extends beyond requesting that executive compensation be performance-based to specify that, in order to be performance-based, stock options granted to senior executives must have exercise prices that are "indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level." In other words, the Fund Proposal specifies that a *specific* type of compensation (stock options and not, for example, restricted stock or other long-term incentive compensation) must be linked in a *specific* way (by adjustment of exercise price and not, for example, by conditioning the grant or vesting of an option on satisfaction of performance criteria) to a *specific* measure (stock price performance relative to an "industry peer group stock performance index," and not relative to a broad-based stock index or to another performance measure, such as net income).

This level of specificity reaches far beyond that needed to further a broad policy goal relating to performance-based executive compensation, and instead seeks to micro-manage

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January 7, 2003
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Fluor's Board of Directors in determining how best to implement performance-based executive compensation arrangements. Each of these design issues can have significant consequences for the executive compensation program's tax treatment, accounting treatment, effectiveness and consistency with Fluor's business performance objectives. For example, the selection of performance criteria can affect whether performance-based compensation qualifies for deductibility under stockholder-approved performance criteria for purposes of Section 162(m) of the Internal Revenue Code. Similarly, linking the exercise price of an option to performance criteria results in variable, mark-to-market accounting charges, whereas other stock option design arrangements may result only in a fixed accounting charge. Likewise, Fluor's Board of Directors could determine it to be more effective and consistent with Fluor's long-term performance goals to tie stock options to gains in net income or revenue instead of relative stock price performance. Each of these design considerations is not inconsistent with a general policy of having performance-based stock options, yet carry significant implications for a company as to which stockholders as a group may not be in the best position to make an informed judgment. As such, the Fund Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Excluding the Fund Proposal on these grounds is consistent with other Staff no-action positions concurring that stockholder proposals may be excludable, even though they touch upon executive compensation. For example, the Staff has allowed omission of a stockholder proposal that on its face dealt with executive compensation, but where the use of executive compensation was merely a thinly veiled attempt to effectuate some other impermissible policy goal. *See, e.g., Minnesota Mining and Manufacturing* (avail. Mar. 4, 1999) (stockholder proposal to link executive compensation to general compensation was actually for the purpose of increasing the pay of rank-and-file employees) and *RJR Nabisco Holdings Corp.* (avail. Feb. 22, 1999) (stockholder proposal that executive compensation committee adopt a policy of requiring disclosure of the company's relationships with compensation consultants or firms was actually a vehicle to micro-manage the hiring, firing and compensation of external consultants). These no-action letters demonstrate that, even where a stockholder proposal deals with executive compensation, it may still be omitted on ordinary business grounds if the proposal seeks to micro-manage a company in an impermissible manner by linking executive compensation to a measure that does not itself raise significant social policy issues.

The determination that executive compensation is a significant policy issue only negates the first prong of the ordinary business exclusion: namely, that certain "tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The 1998 Release. There remains, however, the second prong of the Staff's analysis under Rule 14a-8(i)(7) regarding "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed

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Securities and Exchange Commission
January 7, 2003
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judgment." *Id.* There is a point at which a stockholder proposal relating to executive compensation, although addressing "significant policy issues," is so particular that it micro-manages a company's executive compensation decisions. Although stockholders might be in a position to determine the general desirability of performance-based executive compensation, they are not in a position to make an "informed judgment" as to the complex decision of selecting among the numerous methods of creating performance-based option programs.

Because the Fund Proposal would micro-manage Fluor's compensation decisions by requiring a specific type of compensation be tied to a specific performance-based measure in a specific way, it may be excluded under the second prong of the Staff's analysis under Rule 14a-8(i)(7).

3. **The Fund Proposal and Supporting Statement contain materially false and misleading statements. Accordingly, Fluor may exclude the Fund Proposal and the Supporting Statement pursuant to Rule 14a-8(i)(3).**

The Fund Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing stockholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [stockholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8."

As set forth below, the Fund Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Fund Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

GIBSON, DUNN & CRUTCHER LLP

A. **The Fund Proposal includes a statement regarding the nature of indexed stock options that the Staff previously found to be materially false or misleading.**

The Staff previously found an identical sentence to one contained in the Supporting Statement false or misleading in granting no-action relief in the past and, therefore, Fluor may exclude this sentence pursuant to Rule 14a-8(i)(3). *See Tyco Int'l Ltd.* (avail. Dec. 16, 2002) and *Halliburton Co.* (avail. Jan. 31, 2001). The first sentence of the second paragraph of the Supporting Statement states, "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of market indices, interest rates or the consumer price index, to name a few examples.

The Staff agreed that this statement was misleading when it granted no-action relief in the context of a substantially identical stockholder proposals making identical assertions. *See Tyco* and *Halliburton* (concluding that this portion "of the supporting statement may be materially false or misleading under rule 14a-9" as it failed to clarify that it was "referring only to one type of 'indexed stock options'"). The Staff noted in both instances that, if the proponent did not revise the supporting statement in this manner, it would not recommend enforcement if Halliburton and Tyco were to omit that sentence from their respective proxy materials in reliance on Rule 14a-8(i)(3).

This statement must be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Staff has previously found to be false or misleading in both *Tyco* and *Halliburton* and this statement continues to be false and misleading to stockholders.

B. **The Supporting Statement includes several unsubstantiated opinions that are phrased as facts, which the Staff previously found to be materially false or misleading.**

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of the Fund Proposal. The Staff previously found statements identical to the statements in the Supporting Statement false or misleading in granting no-action relief in the past. *See Tyco Int'l Ltd.* (avail. Dec. 16, 2002). In

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the alternative, these statements at the very least should be rephrased to either substantiate these assertions or indicate that they are merely the Proponent's opinions.[2]

> **i.** **The Proponent improperly states several opinions regarding the effectiveness of stock options as if they were facts, with no accompanying substantiation, rendering them materially false or misleading.**

The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."

- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."

- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance."

Each of these three statements may lead stockholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often

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[2] At most, the statements cited below represent the unsubstantiated and unlabeled opinions of the Proponent and must therefore be identified as such. Presentation of an opinion in factual form is misleading and impermissible under Rule 14a-9. At a minimum, these statements should be revised to label them as statements of opinion. *See, e.g., Tyco Int'l Ltd.* (avail. Dec. 16, 2002) (requiring the proponent to provide factual support in the form of a citation to a specific source or to recast the statements as the proponent's opinion); *Watts Indus., Inc.* (avail. July 10, 1998) (requiring the proponent to label two sections of the supporting statement as his "opinion"); and *Pantepec Int'l., Inc.* (avail. May 18, 1987) (concurring with proponent's view that unsupported generalizations and assertions are misleading).

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provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity. *See Hewlett-Packard Co.* (avail. Dec. 27, 2002) and *Tyco Int'l Ltd.* (avail. Dec. 16, 2002).

In *Tyco*, the Staff concluded that three statements identical to these three statements "may be materially false or misleading under rule 14a-9," requiring them to be "recast ... as the proponent's opinion." Furthermore, similar phrases and statements of opinion in the past have led the Staff to grant no-action relief on the grounds that they were materially false and misleading. In *Halliburton Co.* (avail. Jan. 30, 2001) the Staff concurred that the following four sentences in the supporting statement of a stockholder proposal on performance-based senior executive compensation were false and misleading because they were proponent's unsubstantiated opinions phrased as facts:

"Too often, though, as is the case at our Company, the executive compensation system awards average or below average performance and does not motivate senior management to excel. Rather than challenging them to achieve superior performance, enormous compensation packages, including massive stock option grants, effectuate significant and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in shareholders' interest. . . . The current Compensation Committee report does not adequately detail how the Company's executives compensation system focuses senior management on achieving long-term success."

In addition, the Staff has required proponents to substantiate opinions phrased as fact in a variety of other no-action letters. *See, e.g., Home Depot, Inc.* (avail. Apr. 4, 2000) (requiring the statements that "30% of HD directors have major flaws" and "Mr. Clendenin is over-extended" to be recast as proponent's opinion, and requiring that proponent include a source and citation for the statement that "70% of Home Depot directors are not independent").

In accordance with the Staff's recent position in *Tyco*, together with its general position regarding unsubstantiated opinions phrased as factual assertions, these three excerpts demonstrate that the Supporting Statement contains false and misleading statements.

> ii.   **The Proponent improperly cites anonymous support for the Fund Proposal and negative public and stockholder reactions without accompanying substantiation, rendering this statement materially false or misleading.**

At the end of the Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

GIBSON, DUNN & CRUTCHER LLP

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 7, 2003
Page 14

> "In response to strong negative public and shareholder reaction to the excessive
> financial rewards provided executives by non-performance based option plans, a
> growing number of shareholder organizations, executive compensation experts,
> and companies are supporting the implementation of performance-based stock
> option plans such as that advocated in this resolution."

This statement vaguely attributes certain reactions and support to various unidentified groups,
persons or organizations. However, no citations or other documentation has been provided for
this statement that would allow Fluor or its stockholders to evaluate its validity. The Proponent
cites no support for the supposed presence of a "strong negative public and shareholder reaction."
There is no factual support for the Proponent's opinion that there have been "excessive financial
rewards provided executives," or even which "executives" the Proponent refers to. There is no
indication as to what "shareholder organizations," "executive compensation experts," and
"companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is
also no evidence indicated by the proponent that the number of supporters of this type of
proposal is "growing," or that anyone supports the specific methodology "advocated by this
reform." These vague and unsubstantiated references are misleading because they may
improperly induce stockholders into supporting the proposal by making them believe that the
same stockholder proposal is widely supported by a growing number of stockholder
organizations, experts and companies, when in fact the Fund Proposal provides no factual
support for its claims. *See Hewlett-Packard Co.* (avail. Dec. 27, 2002) and *Tyco Int'l Ltd.* (avail.
Dec. 16, 2002).

Again, in *Tyco*, the Staff concluded that an identical supporting statement "may be
materially false or misleading under rule 14a-9" and that the proponent must "specifically
identify the entities referenced ... and provide factual support in the form of a citation to a
specific source." In other similar cases, the Staff has required substantiation of statements where
proponents cast opinions as facts without providing any factual support. *See, e.g., Boeing Co.*
(avail. Feb. 7, 2001) (requiring proponent to recast numerous statements as opinions and to
provide factual support for several of its assertions) and *R.J. Reynolds Tobacco Holdings, Inc.*
(avail. Mar. 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment"
before such references could be included). The stockholder proposal in *Boeing* included an
assertion that "[m]anagement at the highest level of the company has stepped backward
according to the standards of many institutional investors." The Staff found that this statement
must be "revised to specifically identify the institutional investors referenced." Similarly, the
Proponent's supporting statement lacks any indication as to the identity of the parties it refers to,
or any support for its assertion whatsoever, and therefore may be omitted pursuant to Rule 14a-
8(i)(3).

GIBSON, DUNN & CRUTCHER LLP

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 7, 2003
Page 15

> **C.** **The Supporting Statement improperly characterizes the Fund Proposal in a manner that is false and misleading.**
>
>> **i.** **The Supporting Statement implies that the Fund Proposal would generally reward corporate performance, while the Fund Proposal is much more specific in that it actually rewards relative stock price performance.**

The Supporting Statement's final paragraph improperly characterizes the Fund Proposal in a false and misleading manner by stating:

> "At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term *corporate* performance."

(emphasis added). The Fund Proposal suggests that linking executive compensation to a company's stock price performance relative to that of peer companies is synonymous with rewarding "long-term corporate performance." Yet the Fund Proposal provides no factual support for its assertion that relative stock price performance correlates to "long-term corporate performance." Therefore, this portion of the Supporting Statement is further evidence that both the Fund Proposal and the Supporting Statement are false and misleading, and therefore may be excluded pursuant to Rule 14a-8(i)(3).

>> **ii.** **The Supporting Statement confusingly indicates that the Fund Proposal is limited to future plans.**

The Fund Proposal addresses restrictions on the terms of options granted to senior executives under plans presently existing or created in the future, whereas the Supporting Statement seems to be focused instead on the establishment of future plans that are linked to peer group indices. For example, the second sentence of the second paragraph of the Supporting Statement reads as follows:

> "The resolution requests that the Company's Board ensure that future senior executive stock option *plans* link the option exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance."

(emphasis added). This sentence is inconsistent with the Fund Proposal, which would require that "all future stock option grants to senior executives" be performance based, and which draws

GIBSON, DUNN & CRUTCHER LLP

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 7, 2003
Page 16

no distinction between options granted under current plans and those granted under future plans. This portion of the Supporting Statement is therefore misleading, as it may mislead stockholders as to the scope of the Fund Proposal, and may be excluded pursuant to Rule 14a-8(i)(3).

D.   Adherence to the 500-word limit does not excuse lack of substantiation of materially false or misleading statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Fund Proposal and the Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit) and *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

E.   Any revision to the Fund Proposal submitted by the Proponent in response to the Staff's instruction must comply with Rule 14a-8(d).

As discussed in sections 3.A., B., C. and D., we strongly believe that there is ample support for exclusion of the Fund Proposal and the Supporting Statement on the basis that they contain numerous statements that are false and misleading. However, if the Staff were to depart from its position outlined in SLB 14 in responding to this letter, we believe that the Fund Proposal and the Supporting Statement nonetheless would have to be substantially revised before they could be included in Fluor's 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Fund Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Fluor if they will cause the Fund Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Fluor is attempting to finalize its proxy statement.

* * *

GIBSON, DUNN & CRUTCHER LLP

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 7, 2003
Page 17

We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me, at (949) 451-3942, or Wendy A. Hallgren, Fluor's Senior Counsel, at (949) 349-4369, if we can be of any further assistance in this matter.

Sincerely,

George C. Tung

GCT/jps
Attachment

cc: Wendy A. Hallgren, Senior Counsel
        Fluor Corporation

        Jerry J. O'Connor, Trustee
        Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

30295944_1.DOC



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

RECEIVED

November 26, 2002

LEGAL SERVICES

VIA FAX AND U.S. MAIL

Mr. Lawrence W. Fisher
Corporate Secretary
Fluor Corporation
One Enterprise Drive
Aliso Viejo, CA 92656

Dear Mr. Fisher:

On behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Fluor Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next Annual Meeting of Shareholders.

The proposal relates to **"Indexed Stock Options"** and is submitted under Rule 14(a)-8 (Proposal of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,723 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next Annual Meeting of Shareholders.

The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the Annual Meeting of Shareholders.

It is our hope that the Proposal can prompt productive discussion and action about this important aspect of the Company's governance system. If you have any questions or wish to discuss the Proposal, please contact the Corporate Affairs Department at 202-728-6103.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC/jl
Enclosure
Form 972

Indexed Options Proposal

Resolved, that the shareholders of Flour Corporation (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong

negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

4 Park Plaza Irvine, California 92614-8557
(949) 451-3800
www.gibsondunn.com

gtung@gibsondunn.com

January 16, 2003

Direct Dial
(949) 451-3942
Fax No.
(949) 475-4702

Client No.
C 29019-00850

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: *Stockholder Proposal of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund*
> *Securities Exchange Act of 1934 — Rule 14a-8*

Dear Ladies and Gentlemen:

By letter, dated January 7, 2003, we informed you of the intention of our client, Fluor Corporation ("Fluor"), to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal (the "Fund Proposal") and statement in support thereof (the "Supporting Statement") received from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Fund Proposal and the Supporting Statement, which Fluor received on November 26, 2002, were attached thereto as Exhibit A.

Since the original submission of our letter on January 7, 2003, we noticed that the staff of the Division of Corporation Finance (the "Staff") has issued additional guidance that is relevant to an analysis of Rule 14a-8(i)(9) and that particular basis for excluding the Fund Proposal and the Supporting Statement from the 2003 Proxy Materials. We are submitting this supplemental letter to call your attention to this recent authority.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent.

LOS ANGELES NEW YORK WASHINGTON. D.C. SAN FRANCISCO PALO ALTO
LONDON PARIS MUNICH ORANGE COUNTY CENTURY CITY DALLAS DENVER

GIBSON, DUNN & CRUTCHER LLP

Recent Staff authority supports the conclusion that the Fund Proposal and Supporting Statement directly conflict with a Fluor proposal and, therefore, may be excluded under Rule 14a-8(i)(9).

As discussed in our original letter, we believe that the Fund Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(9), because the Fund Proposal directly conflicts with a proposal to be submitted by Fluor at its 2003 Annual Meeting. The Staff's January 6, 2003 no-action response to Baxter International Inc. provides further support for this position.

In *Baxter*, the Staff concluded that Rule 14a-8(i)(9) permitted Baxter International to exclude a stockholder proposal seeking to prohibit future stock option grants to senior executives because it found that the proposal directly conflicted with a company proposal. *Baxter Int'l Inc.* (avail. Jan. 6, 2003). In *Baxter*, the AFL-CIO Reserve Fund sought to prohibit all future stock option grants to senior executives, although it provided that the prohibition would be implemented "in a manner that does not violate any existing employment agreement or equity incentive plan." *Id.* In the present case, the Proponent effectively seeks to prohibit all future stock option grants that are not "performance based" and has not made any provision to avoid a violation or conflict. In both *Baxter* and the present case, the companies intend to submit a proposal for the adoption of an incentive compensation program, which would permit the grant of stock options and other awards.

The Staff ultimately concurred that the AFL-CIO Reserve Fund's proposed prohibition of all future stock option grants directly conflicted with Baxter International's proposed incentive compensation program, which, by its terms, permitted the grant of stock options to senior executives. *Id.* Similarly, the Proponent's proposed prohibition of all future stock options that are not "performance based" directly conflicts with Fluor's proposed equity incentive plan, which, by its terms, permits the grant of non-"performance based" stock options. In each case, the direct conflict exists by virtue of the fact that the stockholder proposal seeks to prohibit an entire class of awards otherwise permitted to be granted under the terms of the company's proposed incentive compensation program.

Furthermore, the Staff concurred with the position that a direct conflict existed in *Baxter* notwithstanding the fact that the AFL-CIO Reserve Fund had qualified its proposal in an apparent attempt to avoid such a conflict. In its rebuttal letter, dated January 3, 2003, the AFL-CIO Reserve Fund attempted to argue that no direct conflict existed between the two proposals because its proposal provided for the prohibition to be implemented "in a manner that does not violate any existing employment agreement or equity incentive plan" – including the new incentive compensation plan being proposed by Baxter International. *Id.* Nonetheless, this argument ultimately failed to affect the Staff's conclusion in *Baxter* that a direct conflict did exist

GIBSON, DUNN & CRUTCHER LLP

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
January 16, 2003
Page 3

and that the stockholder proposal was excludable under Rule 14a-8(i)(9). In the present case, the Proponent has not even attempted to craft the Proposal in terms that would seek to avoid a conflict with Fluor's proposed equity incentive plan. As shown by the Staff's *Baxter* decision, however, even if the Proponent had attempted to avoid the conflict as the AFL-CIO Reserve Fund had, a direct conflict would still exist.

In light of the Staff's recent decision in *Baxter,* we believe that there is ample support for the position that (1) the Fund Proposal directly conflicts with a proposal to be submitted by Fluor and (2) the Fund Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(9). Of course, the alternative bases for exclusion outlined in our original letter also remain applicable.

* * *

Again, we would be happy to provide you with any additional information and answer any questions that you may have regarding this supplemental letter or our original letter. Should you disagree with the conclusions set forth in our letters, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me, at (949) 451-3942, or Wendy A. Hallgren, Fluor's Senior Counsel, at (949) 349-4369, if we can be of any further assistance in this matter.

Sincerely,

George C. Tung

GCT/gct

cc: Wendy A. Hallgren, Senior Counsel
      Fluor Corporation

      Jerry J. O'Connor, Trustee
      Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund

30297003_1.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fluor Corporation
        Incoming letter dated January 7, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Fluor may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";

- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;

- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;

- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . company's primary competitors" to indicate that the statement is referring to only one type of "indexed stock options";

- revise the sentence that begins "The resolution requests that the Company's board . . ." and ends ". . . 5 year stock price performance" to clarify whether the "plans" refer to only future plans or future and existing plans; and

- specifically identify the entities referenced in the sentence that begins "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Fluor with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Fluor omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Fluor may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Fluor may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Fluor may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Fluor may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Gail A. Pierce
Attorney-Advisor